

July 1, 2011

Via E-mail
John B. Whelan
Chief Executive Officer and Chief Financial Officer
AP Pharma, Inc.
123 Saginaw Drive
Redwood City, California 94063

> **Re:** **AP Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 18, 2011**
> **File No. 333-174288**

Dear Mr. Whelan:

We have reviewed your response letter dated June 13, 2011 and Amendment No. 1 to your Form S-1 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. We note that you have not included the disclosure provided in response to our prior comment 9 regarding the Company's financial ability to make all payments on the overlying securities. Please include this disclosure in your next amendment to the registration statement.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Ryan Murr, Esq.
Ropes & Gray LLP

Three Embarcadero Center
San Francisco, CA 9411